UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

(Amendment No. 1)

CureVac N.V.

(Name of Subject Company (Issuer))

BioNTech SE

(Name of Filing Person (Offeror))

Common Shares, €0.12 par value per share

(Title of Class of Securities)

N2451R105

(CUSIP Number of Class of Securities)

Prof. Ugur Sahin, M.D.

An der Goldgrube 12

D-55131 Mainz

Germany

Telephone: +49 6131-9084-0

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Paul Claydon Jack S. Bodner Matthew T. Gehl Charles A. Dobb Brian K. Rosenzweig Covington & Burling LLP 30 Hudson Yards New York, New York 10001-2170 Telephone: (212) 841-1000	Howard L. Ellin June S. Dipchand Stephan Hutter Holger Hofmeister Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West 395 Ninth Avenue New York, New York 10001 Telephone: (212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by BioNTech SE, a European stock corporation (Societas Europaea, or SE) organized under the laws of Germany and the European Union (“BioNTech”), on October 21, 2025 (the “Schedule TO”). The Schedule TO relates to the offer by BioNTech to exchange American Depositary Shares, each representing one ordinary share, no par value, with a notional amount attributable to each ordinary share of €1, of BioNTech, for all of the outstanding ordinary shares, par value €0.12 per share, of CureVac N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus and the related Letter of Transmittal, each as defined in the Schedule TO. The Exchange Offer Prospectus and Letter of Transmittal are incorporated by reference to Exhibit (a)(1)(A) and (a)(4) of the Schedule TO.

The information set forth in the Exchange Offer Prospectus, including all annexes thereto, is hereby expressly incorporated by reference in response to all of the items of the Schedule TO, and is supplemented by the information specifically provided herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(K)	Press Release issued by BioNTech SE, dated October 22, 2025 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by BioNTech SE with the SEC on October 22, 2025).

(a)(5)(L)	BioNTech SE Social Media Post (LinkedIn), dated October 22, 2025 (incorporated by reference to BioNTech’s filing with the SEC pursuant to Rule 425 on October 22, 2025).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2025

BioNTech SE

By:	/s/ Prof. Ugur Sahin, M.D.
Name: Prof. Ugur Sahin, M.D.
Title: Chief Executive Offer